VONAGE HOLDINGS CORP.

VIA EDGAR AND FACSIMILE

May 19, 2006

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-0405

Re:	Vonage Holdings Corp.
Registration Statement on Form S-1
(File No. 333-131659)

Ladies and Gentlemen:

Pursuant to Rules 460 and 461 under the Securities Act of 1933, as amended (the “Act”), Vonage Holdings Corp. (the “Company”) hereby respectfully requests acceleration of the effectiveness of the above-referenced Registration Statement on Form S-1, as further amended prior to its effectiveness, so that it will become effective at 12:00 noon Eastern time on May 23, 2006 or as soon thereafter as is practicable.

By this request, the Company confirms that it is aware of its responsibilities under the Securities Exchange Act of 1934, as amended, as they relate to the securities specified in the above-captioned registration statement, and acknowledges the following:

1.                                       should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.                                       the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from it full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.                                       the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Vonage Holdings Corp.

By:	/s/ Sharon A. O’Leary
	Name:	Sharon A. O’Leary
	Title:	Executive Vice President and Chief Legal Officer